August 31, 2010

H. Christopher Owings
Assistant Director
Unites States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-0404

Re:          ONEOK, Inc.
Form 10-K for Year Ended December 31, 2009
Filed February 23, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2010
Form 10-Q for Period Ended March 31, 2010
Filed April 29, 2010
File No.  1-13643

ONEOK Partners, L.P.
Form 10-K for Year Ended December 31, 2009
Filed February 23, 2010
Form 10-Q for the Period Ended March 31, 2010
Filed April 29, 2010
File No.  1-12202

Dear Mr. Owings:

We have reviewed the Securities and Exchange Commission Staff’s letter of comment dated August 3, 2010, concerning the referenced filings of ONEOK, Inc. (“ONEOK”) and ONEOK Partners, L.P. (“ONEOK Partners”).  Due to the timing of receipt of your letter, we were unable to address the comments in the ONEOK and ONEOK Partners quarterly reports on Form 10-Q for the period ended June 30, 2010, filed August 4, 2010.  However, we will comply with the comments, as applicable, in all future filings beginning with our quarterly reports on Form 10-Q for the period ending September 30, 2010.  While the disclosures in the ONEOK and ONEOK Partners periodic reports may change from year to year based on the relevant facts and circumstances, we intend to provide in future filings, to the extent applicable, the type of disclosures described below.

Please note that ONEOK Partners is a limited partnership whose general partner, ONEOK Partners GP, L.L.C. (“ONEOK Partners GP”), is a wholly owned subsidiary of ONEOK.  As used in this letter, references to “we,” “our” or “us” refer to ONEOK and its subsidiaries, unless the context indicates otherwise and except for the responses to comments numbers 22 through 25 below, in which case the references to “we,” “our” or “us” refer to ONEOK Partners and its subsidiaries, unless the context indicates otherwise.

100 West Fifth Street · Tulsa, OK 74103-4298
P.O. Box 871 · Tulsa, OK 74102-0871
(918) 588-7000 · Fax (918) 588-7273
www.oneok.com

H. Christopher Owings
August 31, 2010

ONEOK, Inc.

Form 10-K for the Year Ended December 31, 2009

1.
We note that ONEOK Partners, L.P., in its annual report on Form 10-K for the year ended December 31, 2009 and its quarterly report on Form 10-Q for the period ended March 31, 2010, discusses its business and operations in the following three reportable business segments: (i) Natural Gas Gathering and Processing; (ii) Natural Gas Pipelines; and (iii) Natural Gas Liquids.  However, it does not appear that you discuss your ONEOK Partners segment using those segments.  In future filings, please discuss your ONEOK Partners segment by its three segments or tell us why it is not appropriate for you to do so.

Response:  As the owner of ONEOK Partners GP and a significant number of common and class B units of ONEOK Partners, ONEOK receives cash distributions from ONEOK Partners.  ONEOK and ONEOK Partners maintain significant financial and corporate governance separations.  ONEOK seeks to receive increasing cash distributions as a result of its investment in ONEOK Partners and ONEOK’s investment decisions are made based on its anticipated returns from ONEOK Partners in total, not specific to any of ONEOK Partners’ businesses individually.  It is in that context that we evaluate our ONEOK Partners segment.

Where necessary, in our opinion, to aid the reader in understanding important business and financial characteristics of our ONEOK Partners segment, we have described its business and results of operations with reference to ONEOK Partners’ underlying activities – described throughout as its “natural gas gathering and processing,” “natural gas liquids,” and “natural gas pipelines” businesses.  See Description of Business on pages 7 and 8 and our review of Selected Financial Results and Operating Information disclosures on pages 46 and 47.  We believe such disclosures provide an appropriate level of detail to provide the context within which the ONEOK Partners’ investment and financial information should be analyzed, providing information about the quality of the ONEOK Partners’ earnings and cash flows and, as a result, its impact on ONEOK.

However, in response to your comment, in future filings, we will include references to the specific business activities of ONEOK Partners where applicable.  We will, for example,  include sub-headings for each of ONEOK Partners’ important business activities, “natural gas gathering and processing,” “natural gas liquids,” and “natural gas pipelines” beginning on page 7 under the headings ONEOK Partners and Description of Business.

On pages 46 and 47, we describe net margin increases or decreases by making specific reference to ONEOK Partners’ businesses responsible for significant period-to-period variances.  In future filings, we will also include specific references to the ONEOK Partners businesses responsible for other significant period-to-period variances substantially in the form below using 2009 to 2008 variances as an example (changes

H. Christopher Owings
August 31, 2010

marked for your convenience), as appropriate for the facts and circumstances applicable in future periods.

2009 vs. 2008 - The Guardian Pipeline expansion and extension was placed into service in February 2009 and impacts the period-to-period comparisons of ONEOK Partners and specifically its natural gas pipelines business.  The Overland Pass Pipeline and related expansion projects were placed into service during the fourth quarter of 2008 and operations of those assets have been increasing since that time.  The Arbuckle Pipeline was placed in service during the third quarter of 2009 and operations have been increasing since that time.  The in-service dates of those projects have impacted the period-to-period comparisons of net margin and expense for ONEOK Partners and specifically its natural gas liquids business.  See additional discussion under the heading Capital Projects beginning on page 38.

Net margin decreased due primarily to the following:
•	a decrease of $106.0 million due to lower realized commodity prices in ONEOK Partners’ natural gas gathering and processing business; and
•	a decrease of $41.7 million due to narrower NGL product price differentials in ONEOK Partners’ natural gas liquids business; offset partially by
•
an increase of $68.7 million due to increased NGL volumes gathered, fractionated and transported, primarily associated with the completion of the Overland Pass Pipeline and related expansion projects, and the Arbuckle Pipeline, as well as new NGL supply connections in ONEOK Partners’ natural gas liquids business;

•
an increase of $38.8 million due to higher natural gas transportation margins from the Guardian Pipeline expansion and extension that was completed in February 2009 and an increase in volumes contracted on Midwestern Gas Transmission in ONEOK Partners’ natural gas pipelines business; and

•	an increase of $22.3 million due to higher volumes processed and sold in ONEOK Partners’ natural gas gathering and processing business.

Operating costs increased due primarily to higher employee-related costs in all of ONEOK Partners’ businesses, incremental costs associated with the operation of the Overland Pass Pipeline and related expansion projects, and the Arbuckle Pipeline and costs associated with the expanded Bushton Plant fractionator in ONEOK Partners’ natural gas liquids business.

Depreciation and amortization expense increased primarily as a result of ONEOK Partners’ completed capital projects, primarily in its natural gas liquids business and to a lesser extent in its natural gas pipelines business.

Equity earnings from investments decreased due primarily to lower subscription volumes and rates on Northern Border Pipeline in ONEOK Partners’ natural gas pipelines business.  Additionally, there was a gain on the sale of Bison Pipeline LLC by Northern Border Pipeline in the third quarter of 2008.  Equity earnings from investments also decreased due to lower natural gas volumes gathered in ONEOK Partners’ various natural gas gathering and processing equity investments whose assets are primarily located in the Powder River Basin of Wyoming.

Allowance for equity funds used during construction decreased due primarily to the completion of the Arbuckle Pipeline in July 2009, the Overland Pass Pipeline and related expansion projects in ONEOK Partners’ natural gas liquids business, and the Guardian Pipeline expansion and extension that was placed in service in February 2009 in ONEOK Partners’ natural gas pipelines business.

Interest expense increased due primarily to ONEOK Partners’ March 2009 debt issuance and a decrease in capitalized interest due to the completion of ONEOK Partners’ capital projects, primarily related to ONEOK Partners’ natural gas liquids business.

H. Christopher Owings
August 31, 2010

Capital expenditures decreased due primarily to the completions of ONEOK Partners’ capital projects, primarily related to ONEOK Partners’ natural gas liquids business.

2.
In future filings, please expand this section, and similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performances, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and Release No. 33-8350.  As examples only, and not an exhaustive list, please address the following:

•
In the paragraph with the heading “Outlook,” you state that you expect and anticipate certain conditions in future periods, including moderate economic recovery in 2010, inflationary pressures in 2011, improved credit markets in 2010, and an improving commodity environment during 2010.  Please discuss the bases for these beliefs about the future conditions.  Also, please discuss the steps you took or plan to take based on these conditions, if any.

•
Under the heading “Capital Projects,” you discuss the capital projects you completed in 2009.  Please revise these discussions to explain the projects in greater detail, including the costs, financing, existing commitments, and expected future plans for each project.

•
On page 21, you state that a material risk to you is that your indebtedness could impair your financial condition and your ability to fulfill other obligations.  In your Management’s Discussion and Analysis of Financial Condition and Results of Operations section, please discuss your indebtedness in greater detail, including how your indebtedness has impacted you, how it may impact you going forward, and any plans you have to address your indebtedness in future periods.

Response:  In future filings, we will continue to consider the requirements of Item 303 and the guidance in SEC Release No. 33-8350 (the “Release”) and provide responsive disclosure as appropriate for the circumstances at each future reporting date.

We have reviewed Item 303 of Regulation S-K and the Release, and we believe that we have provided appropriate disclosure throughout our management’s discussion and analysis (MD&A) about known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on our financial condition, operating performance, or liquidity.  In deciding on the content of our MD&A disclosures, we focused on the most important information, as is appropriate based on our interpretation of the Release.

H. Christopher Owings
August 31, 2010

Given the uncertainty in the economy and financial markets during 2009 and early 2010, as widely reported in the financial press, we determined that, while perhaps not a requirement, a discussion of the general macro-economic outlook might help readers view the context of our financial and operating results from management’s perspective.  Such forward-looking statements are not based on fact or scientific study; rather, these statements reflect our assessment of possible future economic circumstances which, by their nature, are uncertain.

With respect to your first example regarding our disclosure under the heading “Outlook”, we note that the Release “encourage[s] companies to discuss prospective matters and include forward-looking information in circumstances where that information may not be required, but will provide useful material information for investors that promotes understanding.”1 Additionally, the Release indicates that “many companies could benefit from adding an introductory section or overview that would facilitate a reader’s understanding.”2  The Release states that a “good introduction or overview” would, among other things, “include economic or industry-wide factors relevant to the company…”3  Further, the Release states that “…information may relate to external or macro-economic matters as well as those specific to a company or industry.  For example, interest rates or economic growth rates and their anticipated trends can be important variables for many companies.”4

The factors we cite in the outlook could have an impact on ONEOK and ONEOK Partners, particularly as these factors impact the ability to access capital and the cost of that capital.  We believe this discussion complements our disclosures elsewhere in the annual report, especially those under the heading “Liquidity and Capital Resources” beginning on page 53.  Our disclosures are clear that part of our strategy is to grow through internally generated growth projects and acquisitions, and that our strategy requires the use of various sources of capital.  It follows that the cost of accessing capital could be material to us.  In future filings, we will consider whether macro-economic conditions or other conditions and the actions we would intend to take as a result thereof warrant similar disclosure, and if so, we will provide clear linkage to the potential material impacts on us.

With respect to your second example regarding our discussion of capital projects completed in 2009, we believe we have provided adequate details of all material information related to these projects.  We have disclosed the costs of the projects, which aggregate to approximately $1.9 billion.  We provided disclosure about the capacity of each project and all material long-term production and shipper commitments.  Additionally, beginning on page 56, we discuss our financing of capital projects noting the sources of capital utilized.

1 Part III.A. of SEC Release No. 33-8350
2 Id.
3 Id.
4 Part III.B.1. of SEC Release No. 33-8350

H. Christopher Owings
August 31, 2010

You have requested that we discuss our indebtedness in greater detail, including how our indebtedness has impacted us, how it may impact us going forward, and any plans we have to address our indebtedness in future periods.  We have provided significant disclosure about our indebtedness and its current and future impacts on us, all of which provide the reader important information in assessing the risks associated with our indebtedness, including the following:
•	impact of interest costs on our results of operations (pages 44 and 45);
•	cash flows associated with borrowings and repayments of indebtedness in the periods presented (page 58);
•	access to various financing sources of liquidity utilized (page 53);
•	impact of our credit ratings on our business (page 56);
•	borrowing capacity available to us (page 54);
•	material covenants and events that could accelerate our obligations (pages 55 and 56);
•	our expectations about future borrowing rates based on forward LIBOR curves (page 55);
•	our financing strategy of maintaining approximate equal amounts of debt and equity financing (page 53); and
•	our assessment of our ability to access debt and equity financial markets or alternatives (page 53).

We will consider additional disclosures if conditions change or circumstances warrant further disclosure in order to ensure the Form 10-K or Form 10-Q, as applicable, is not misleading.

Financial Results and Operating Information, page 44

3.
You discuss the changes in operation and cash flow amounts between periods, however, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements.  Therefore, in future filings, please expand this section, and similar sections in your quarterly reports on Form10-Q, to explain the reasons for period-to-period changes.  In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes.  Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible.  See Item 303 of Regulation S-K and Release No. 33-8350.  As examples only, and not an exhaustive list, please address the following:

•
Under the heading “ONEOK Partners” on page 46, you state that your ONEOK Partners segment’s net margin decrease from 2008 to 2009 was primarily due to five intermediate factors.  Please discuss in greater detail the underlying causes of each of these factors.  For example, please discuss the underlying causes for the lower realized commodity prices in ONEOK Partners’ natural gas gathering and processing business that contributed $106.0 million to the overall decrease in net margin.

H. Christopher Owings
August 31, 2010

•
On page 46, you state that your operating costs increased due primarily to “higher employee-related costs, incremental costs associated with the operating of the Overland Pass Pipeline and related expansion projects, and the Arbuckle Pipeline and costs associated with the expanded Bushton Plant Fractionators.”  Please explain the underlying causes for each of these factors and quantify the effect of the intermediate underlying causes on the overall operating cost increase.

•
Under the heading “Distribution” on page 48, you state that your operating costs increased primarily due to four intermediate reasons.  Please explain the underlying causes of these reasons and quantify the effects of the underlying causes on the intermediate factors.  For example, please discuss the underlying reason or reasons for the $20.8 million increase in employee-related costs from 2008 to 2009 that contributed the overall increase in your operating costs and quantify the reasons, if possible.

Response:  In future filings, we will review the intermediate factors and provide additional details describing the underlying reasons for such increases or decreases from period-to-period to the extent we believe material, including the factors in your third example.

In other instances throughout our review of Financial Results and Operating Information, we believe that we have appropriately provided the underlying reason or reasons for the period-to-period variances.  For instance, with respect to your first example regarding the underlying reasons for the net margin decrease at ONEOK Partners on page 46, we disclosed that lower realized commodity prices in ONEOK Partners’ natural gas gathering and processing business contributed $106.0 million to the overall decrease in margin.  As a market participant, ONEOK Partners does not have the ability to set commodity prices in the markets in which it participates, nor is it necessarily in a position to ascertain the reasons for commodity price movements in various markets.  This is more fully discussed in our disclosures about commodity price risk on page 62.  The lower net margin is a direct consequence of the lower overall market prices for the commodities.

Similarly, regarding the incremental costs associated with operation of the Overland Pass Pipeline and related expansion projects, the Arbuckle Pipeline, and costs associated with the expanded Bushton Plant fractionator discussed on page 46, these costs are new costs associated with the operation of new or expanded facilities.  Such costs were not incurred in prior years as the facilities were not in operation.  Although we believe our disclosures are clear when read in the context of the entire filing as we have disclosed when these projects were completed, in future filings, we will detail the significant components of the new costs, which include primarily ad valorem taxes, fuel, insurance and labor costs.

Financial Statements, page 66

H. Christopher Owings
August 31, 2010

Consolidated Statements of Cash Flows, page 71

4.
We note your disclosure in Note P on page 114 that certain distributions totaling $34.4 million in 2009 and $24.7 million in 2008 paid to you by your unconsolidated affiliates represent a return of investment and are classified as an investing activity in your Consolidated Statements of Cash Flows.  We note that these amounts appear to be presented on a net basis in the caption, “Changes in investments in unconsolidated affiliates.”  In future filings, please revise these amounts to be presented on a gross basis or tell us how such amounts qualify for net reporting.  Please also confirm to us that all amounts included under this caption represent cash receipts and payments. Refer to FASB ASC 230-10-45-7 through-9.

Response:  In future filings, we will revise such amounts to be presented on a gross basis.  We confirm that all amounts included under the caption “Changes in investments in unconsolidated affiliates” represent cash receipts and payments.

Note A. Summary of Significant Accounting Policies, page 75

Inventories, page 79

5.	We note that noncurrent natural gas and NGLs are classified as property. Please tell us where you classify purchases and the eventual sales of noncurrent inventories on your statements of cash flows.

Response:  Pipelines, storage facilities and certain other facilities must maintain certain volumes of natural gas or natural gas liquids (“NGLs”) inventories, as applicable, to provide pressures sufficient to operate the facilities.  Such inventories, which remain relatively constant and stay in the systems until the facilities are taken out of service, are capitalized as a component of property, plant and equipment, which is consistent with industry practice.  Purchases of these noncurrent inventories of natural gas and NGLs are included in the caption “Capital expenditures” as investing activities in our statements of cash flows.  Sales of noncurrent inventories are infrequent and were not significant for any period presented.  In future filings, we will ensure purchases and sales of non-current natural gas and NGL inventories are classified as investing activities.

Regulation, page 81

6.
We note your disclosure that at December 31, 2009 and 2008 you recorded regulatory assets of approximately $488.6 million and $523.3 million, respectively.  In future filings, please expand your disclosures to describe in more detail the nature, amount, and anticipated recovery period or each asset and indicate whether or not a particular regulatory asset is earning a rate of return.  For regulatory assets that are not currently being recovered, please explain to us why you believe they are probable of recovery in the future.  Refer to FASB ASC 980-340-50-1.

H. Christopher Owings
August 31, 2010

Response:  Of our regulatory assets at December 31, 2009 and 2008, approximately $372.7 million and $417.5 million, respectively, relate to Pensions and Other Post-Retirement Benefits costs, which are discussed in Note K under the heading Regulatory Treatment beginning on page 97.  Such amounts are being recovered over various periods as established by the regulatory authorities in various jurisdictions, ranging from 11 to 12 years and do not earn a rate of return.  In future filings, we will disclose the amount of this component.  Because total regulatory assets represent less than 4% of total assets, we do not believe additional disclosure would provide the reader with any material additional information.  Regulatory assets not currently being recovered are insignificant and therefore do not warrant specific disclosure based on their immateriality.  We confirm our belief that such amounts are probable of recovery in the future.

Note D. Risk Management and Hedging Activities Using Derivatives, page 86

7.
We note that you recorded lower cost or market inventory adjustments during fiscal 2008 and 2009 and reclassified pre-tax deferred gains on associated cash flow hedges of $298.8 million in fiscal 2008 and $11.3 million in 2009 from accumulated other comprehensive income (loss) into earnings.  Please provide us with further details about the nature and terms of the related cash flow hedges and clarify if you reclassified the derivative gains concurrent with the inventory markdowns or only when the forecasted transactions impacted earnings.  If you recorded the gains concurrent with markdowns, explain why it was appropriate to record the gains into earnings at that time and cite the appropriate accounting guidance you applied in determining your treatment.

Response:  Our Energy Services segment injects natural gas into storage facilities primarily during periods of relatively lower demand for natural gas and subsequently withdraws natural gas from storage for delivery to our customers, primarily during the winter heating season.  We seek to hedge the seasonal price risk inherent in our storage activities by entering into financial instruments.  Please see pages 13 and 14 under the heading Energy Services for a more complete description of these activities and risks.

During the periods presented, we used derivative instruments, primarily natural gas futures and swap contracts, to hedge the cash flows associated with forecasted sales (i.e. withdrawals from storage) of natural gas inventories and designated and accounted for the derivatives as cash flow hedges.  These associated derivative instruments related to forecasted sales through approximately March 2010.

ASC 815-30-35-43 states “If, under existing requirements in GAAP, an impairment loss is recognized on an asset…to which a hedged forecasted transaction relates, any offsetting net gain related to that transaction in accumulated other comprehensive income shall be reclassified immediately into earnings.” Accordingly, we believe the derivative gains associated with the inventories impaired have been properly reclassified into earnings at the time of the markdown.

Note E. Property, Plant and Equipment, page 92

H. Christopher Owings
August 31, 2010

8.	In future filings, please segregate your accumulated depreciation balances between your regulated and non-regulated operations. Refer to Rule 5-02(13)(b) of Regulation S-X.

Response:  In future filings, we will segregate accumulated depreciation and amortization between our regulated and non-regulated plant.

Item 9A. Controls and Procedures, page 118

Evaluation of Disclosure Controls and Procedures, page 118

9.
Currently, you have provided only part of the definition of disclosure controls and procedures.  You state that management concluded that your disclosure controls and procedures were effective “to ensure that information required to be disclosed by [you], including [your] consolidated entities, in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms” and “to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is accumulated and communicated to management.”  Also, if true, in future filings, please add to the end of your definition of disclosure controls and procedures that management includes your principal executive and financial officers and that the information accumulated and communicated to management was done to allow timely decisions regarding required disclosure.  Please note the definition is not required, however, if included, the definition should conform exactly to Item 307 of Regulation S-K.  See Exchange Act Rules 13a-15(e) or 15d-15(e).

Response:  In future filings, we will delete the definition of disclosure controls and procedures and will only indicate our conclusion as to the effectiveness of our disclosure controls and procedures.

10.
Further, please confirm for us, if true, that management’s determination regarding your disclosure controls and procedures for the period covered by this annual report was based on the complete definition of disclosure controls and procedures as discussed in the above comment.

Response:  We confirm that management’s determination regarding our disclosure controls and procedures for the period covered by this annual report was based on the complete definition of disclosure controls and procedures as discussed in the above comment.

Changes in Internal Controls Over Financial Reporting, page 118

11.
In future filings, please revise your disclosure to substitute the phrase, “We have made no changes…,” with the phrase, “There have been no changes…”  Also, please confirm for us that, if true, there were no changes in your internal control over

H. Christopher Owings
August 31, 2010

financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act, during the quarter ended December 31, 2009 that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting.

Response:  In future filings, we will revise our disclosure, if true for that period, to substitute the phrase “We have made no changes…” with the phrase “There have been no changes…”  We confirm that there were no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act, during the quarter ended December 31, 2009 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Signatures, page 128

12.
We note Curtis L. Dinan’s signature and title in the first signature bloc on page 128.  However, you have not similarly included Mr. Dinan’s signature and title in the second signature bloc on that page.  In future filings, please revise your document to include Mr. Dinan’s signature and title in the second bloc.  See General Instruction D(2)(a) of Form 10-K.  Also, if true, please confirm Mr. Dinan meant to sign this report on your behalf in his capacity as your principal financial officer.

Response:  In future filings, we will revise our document to include Mr. Dinan’s signature and title in the second signature bloc.  Mr. Dinan has confirmed that he meant to sign this report on our behalf in his capacity as our principal financial officer.

Exhibits 31.1 and 31.2

13.	Please revise your certifications to refer to your “annual report” on “Form 10-K.”

Response:  In future filings, we will revise our certifications to refer to our annual report on Form 10-K.

Form 10-Q for the Period Ended March 31, 2010

Financial Results and Operating Information, page 33

14.
We note your analysis of the change in net margin for your ONEOK Partners segment on page 35.  Although the net margin for the segment increased by $7.6 million in the three months ended March 31, 2010 compared to the comparable prior year interim period, the factors you have quantified as contributing to this change in net margin result in an aggregate increase of only $2.8 million.  Since it is unclear to us what caused the remaining increase of $4.8 million, it appears that additional disclosures are needed to explain the remaining increase.  Please tell us and revise future filings to explain in more detail the significant factors that contributed to the change in net margin.  We note that this segment accounted for more than half of your consolidated revenues and over 40 percent of your consolidated net margin for the first quarter of fiscal 2010.  Please ensure that in future filings you provide

H. Christopher Owings
August 31, 2010

a robust analysis, including quantification, of the significant factors that contribute to changes in your segment results, even if the factors largely offset each other.  Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350.

Response:  With respect to the three months ended March 31, 2010, the remaining increase in net margin of our ONEOK Partners segment was composed of several insignificant items.  We disclosed approximately $29.2 million of causes positively impacting net margin and approximately $26.4 million of causes negatively impacting net margin during the period, which represented the significant factors affecting net margin.  The aggregation of the remaining amounts (none of which are individually significant either positive or negative) composes less than 2% of the ONEOK Partners segment net margin and less than 1% of our total net margin (the offsetting impact of the small items was not significant) and therefore, we believe these amounts do not warrant separate disclosure.  In future filings, we will continue to provide a robust analysis, including quantification of the significant factors that contribute to changes in our segment results, even if the factors largely offset each other.

Definitive Proxy Statement on Schedule 14A

Proposal 1 – Election of Directors, page 20

Director Nominees, page 21

15.
In future filings, please revise your director nominees’ business experience descriptions to discuss in greater detail the specific experience, qualifications, attributes, or skills that led to the conclusion that he or she should serve as one of your directors in light of your business and structure.  If material, these disclosures should cover more than the past five years, including information about each person’s particular areas of expertise or other relevant qualifications.  See Item 401(e)(1) of Regulation S-K.  For example, you state that Julie H. Edwards has broad senior accounting, financial, management, and corporate development expertise in the oil and gas industry as a result of her service at Southern Union Company and Frontier Oil Corporate where she has demonstrated a strong track record of achievement and sound judgment.  Please discuss in greater detail her strong record of achievement and how her senior accounting, financial, management, and corporate development expertise in the oil and gas industry qualify her for membership on your board.

Response:  In future filings, we will revise the descriptions of our director nominees’ business experience to provide greater detail regarding the specific experience, qualifications, attributes or skills that led to the conclusion that he or she should serve as one of our directors.

Executive Compensation Discussion and Analysis, page 33

H. Christopher Owings
August 31, 2010

16.
We note from ONEOK Partners, L.P.’s annual report on Form 10-K for the year ended December 31, 2009 that ONEOK Partners, L.P. does not include the payments allocable to services to you in its executive compensation table.  Therefore, in future filings, please clarify the manner in which ONEOK Partners, L.P. reimburses you for the use of these executives.  See the Question 217.08 in the Division of Corporation Finance’s Compliance and Disclosure Interpretations under the heading “Regulation S-K” (June 4, 2010).

Response:  In future filings, we will add disclosure regarding the manner by which ONEOK Partners reimburses ONEOK for a portion of the compensation of the named executives officers included in the summary compensation table for the services of these individuals provided to or on behalf of ONEOK Partners.

The Role of the Compensation Consultant in the Executive Compensation…page 36

17.
In future filings, please clarify whether your chief executive officer met with representatives of Hewitt regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Hewitt works, if any.  Also, please describe in greater detail the nature and scope of Hewitt’s assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Item 407(e)(3)(iii) of Regulation S-K.

Response:  Our Senior Vice President – Administrative Services and our Vice President, Associate General Counsel and Secretary work with the compensation consultant (Hewitt Associates in 2009) from time to time throughout the year as necessary to support the work of the consultant on behalf of the Executive Compensation Committee (the “Compensation Committee”).  Periodically throughout the year, when requested by our Senior Vice President – Administrative Services, our Chief Executive Officer meets with representatives of the compensation consultant to review and discuss executive compensation matters that will be presented to the Compensation Committee for consideration and action.  Our Chief Executive Officer also meets with our compensation consultant at regularly scheduled meetings of our Compensation Committee.  In future filings, we will add this disclosure, together with additional disclosure regarding the nature and scope of the consultant’s assignment and any material elements of the instructions or directions given by the Compensation Committee to its consultant regarding the performance of its duties.

Components of Compensation, page 39

18.
 Under the heading “Personal Performance,” you state that all executive compensation decisions include an assessment of individual performance, including certain criteria that you list in bullet points on the top of page 39.  Therefore, based on this disclosure, it is unclear whether certain elements of compensation, including base salary and long-term incentives, are established or changed by obtaining certain objective financial results or whether each executive’s salary determination is

H. Christopher Owings
August 31, 2010

completely subjective.  If certain financial results are quantified to establish or change base salaries, please specify these results in future filings.  See Item 402(b)(2)(v) of Regulation S-K.

Response:  As set forth on pages 37 and 38 of our 2010 proxy statement, the Compensation Committee reviews the 25th, 50th and 75th percentile results of the consultant’s compensation survey of our peer group to assess the relative competitiveness of certain elements of our executive compensation program, including annual cash compensation (salary and short-term incentive compensation) and long-term incentive compensation.  On an annual basis (including with respect to 2009), the Compensation Committee establishes each executive officer’s base salary upon review of this competitive benchmarking data as well as consideration of the personal performance criteria listed on page 39 of our 2010 proxy statement and internal equity considerations.  While the Compensation Committee considers the overall financial performance of the Company in establishing levels of executive compensation each year, there are no specific objective financial results that are quantified by the Compensation Committee in establishing or changing the base salaries of our executive officers.  In future filings we will add disclosure regarding whether and to what extent certain financial results, if any, are quantified to establish or change base salaries.

19.
Regardless of whether financial results are quantified, in future filings, please discuss how you determined each component of each named executive officer’s individual compensation for 2009 based on the criteria you disclose on page 39 and any other metrics you use.  For example, please address the following:

•
Under the heading “Base Salary,” you state that annual base salary is designed to compensate executives for their level of responsibility, experience, tenure, sustained performance, and contributions to your performance.  Please discuss how you used these factors and any other criteria, including the bullet points on page 39, to determine the appropriate amount of each executive’s base salary in 2009.

•
Under the heading “Long-Term Incentive Awards,” you state that your long-term equity-based incentive awards were granted to your executives based on competitive market data, the executive’s individual performance, the dramatic downturn in the stock market, and the size of prior years’ grants.  Please discuss how each of these factors and any other criteria, including the bullet points on page 39, contributed to the amount of long-term incentive awards you granted to each named executive officer in 2009.

Response:  For each of the named executive officers, base salary and long-term incentives are determined following a consideration of market survey data for our peer group compiled and furnished by the consultant to the Compensation Committee, a subjective determination of the achievement of the personal performance criteria set forth on page 39 of our 2010 proxy statement and internal equity considerations.  When targeted levels of executive personal performance and company financial performance

H. Christopher Owings
August 31, 2010

are achieved, the Compensation Committee seeks to pay our named executive officers a base salary and long-term incentives at approximately the median level of pay for that position at energy services companies and other organizations with whom we compete for executive talent as referenced in the survey data provided by the Compensation Committee’s consultant.  In determining 2009 compensation levels, the Compensation Committee determined that the company’s financial performance and the named executive officers’ performance with respect to the criteria set forth on page 39 each met targeted levels.  As a result, the Compensation Committee set each of the named executive officers total direct compensation between the 25th and 50th percentiles, with adjustments made depending on the executives’ tenure with the company and level of responsibility as described on page 35 of our 2010 proxy statement.

For 2009, the Compensation Committee elected, due to the uncertain economic environment, not to change the base salary for any of the named executive officers.  For Mr. Gibson, in his third year as our Chief Executive Officer, the Compensation Committee targeted his total direct compensation between the 25th and 50th percentiles.  Mr. Gibson’s base salary was below the 25th percentile and his long-term incentive component was targeted near the 50th percentile in order to achieve the targeted total direct compensation.  For Mr. Kneale, a seasoned executive in his position, the Compensation Committee targeted his total direct compensation near the 50th percentile.  Mr. Kneale’s base salary was near the 50th percentile and his long-term incentive component was also targeted near the 50th percentile in order to achieve the targeted total direct compensation.  For Mr. Dinan, who was relatively new to his position of Chief Financial Officer, the Compensation Committee targeted his total direct compensation near the 25th percentile.   Mr. Dinan’s current base salary was below the 25th percentile and his long-term incentive component was targeted just above the 25th percentile in order to achieve the targeted total direct compensation.  For both Messrs. Spencer and Norton, each of whom was relatively new to their positions, the Compensation Committee targeted their total direct compensation near the 25th percentile.  The current base salary for both Messrs. Spencer and Norton was below the 25th percentile and their long-term incentive component was targeted near the 25th percentile in order to achieve the targeted total direct compensation.  For Mr. Combs, who was reporting directly to our chief operating officer, and whose scope of responsibilities were not as broad as those in his peer group, the Compensation Committee targeted his total direct compensation near the 25th percentile.   Mr. Comb’s base salary was above the 25th percentile and his long-term component was targeted below the 25th percentile in order to achieve the targeted total direct compensation.

In future filings, we will include disclosure regarding how we determined each component of each named executive officer’s compensation, based on the criteria relative to each element.

2009 Annual Short-Term Incentive Awards, page 40

20.	We note that, based on your annual short-term incentive results for 2009, your annual short-term incentive award payments to your named executive officers were

H. Christopher Owings
August 31, 2010

based on a 146.9% multiplier.  In future filings, please demonstrate how you determined this 146.9% multiplier was appropriate based on the 2009 results as compared to their threshold, target, and maximum benchmarks.

Response:  As set forth under “2009 Annual Short-Term Incentive Awards” on pages 40-42 of our 2010 proxy statement, the Compensation Committee establishes  short-term incentive plan performance criteria and the relative  weighting of these criteria annually as it determines appropriate for the relevant year.  In 2009, the annual short-term incentive plan approved by the Compensation Committee included the five company-wide performance criteria described on pages 40 and 41 of our 2010 proxy statement, along with the relative weighting of these criteria.

At the meeting of the Compensation Committee held in February 2010, the Compensation Committee determined that payouts under the 2009 short-term incentive plan would be based on the 146.9 percent multiplier.  This determination was made following the calculation of the year-end results of the Company’s achievement with respect to the five objective performance criteria established and deemed appropriate by the Compensation Committee with respect to the 2009 year.  The percentage multiplier was calculated based on the following determinations:

•
the 2009 ROIC performance measure was 14.37 percent, which exceeded the 2009 ROIC performance maximum.  As a result, the weighted maximum percentage of 60 percent was earned toward the overall corporate multiplier;

•
the 2009 operating income performance was $895 million, which exceeded the 2009 operating income performance target.  As a result, the weighted interpolated percentage of 30.4 percent was earned toward the overall corporate multiplier;

•
the 2009 recordable incident rate performance measure was 4.74, which was better than the 2009 recordable incident rate performance threshold, but did not achieve the 2009 recordable incident rate performance target.  As a result, the weighted interpolated percentage of 4.2 percent was earned toward the overall corporate multiplier;

•
the 2009 vehicle incident frequency rate performance measure was 5.65, which was better than the 2009 vehicle incident frequency rate performance threshold, but did not achieve the 2009 vehicle incident frequency rate performance target.  As a result, the weighted interpolated percentage of 2.3 percent was earned toward the overall corporate multiplier; and

•
the 2009 earnings per share performance measure was $2.87 per share, which exceeded the 2009 earnings per share target.  As a result, the weighted maximum percentage of 50 percent was earned toward the overall corporate multiplier.

H. Christopher Owings
August 31, 2010

These percentages (60.0 + 30.4 + 4.2 + 2.3 + 50.0) were added together to arrive at the 146.9 percent multiplier.  As stated on page 42 of our 2010 proxy statement, the Compensation Committee did not exercise its discretion to adjust the multiplier for extraordinary circumstances.

To determine the short-term awards payable to each of our named executive officers with respect to 2009, the 146.9 percent multiplier was multiplied by the named executive officer’s base salary, times his short-term incentive percentage as set forth on page 47 of our 2010 proxy statement, and times his individual performance multiplier as described on page 41 of our 2010 proxy statement.  The annual calculation for our named executive officers may be stated as follows: short-term incentive award = corporate performance multiplier x base salary x established short-term incentive percentage x established individual performance multiplier.

In future filings, we will include this type of disclosure to demonstrate how we determined the applicable multiplier was appropriate.

Related-Person Transactions, page 64

21.
You stated that related-person transactions are presented to your Audit Committee and, if warranted, to your board for review to determine if the transactions create conflicts of interest or are otherwise fair to you.  In future filings, please discuss what criteria warrants presenting a related-person transaction to your board instead of your Audit Committee.   Also, please discuss how the Audit Committee or board determines whether a transaction is a conflict of interest and is fair to you based upon the specific facts and circumstances presented as required by Item 404(b) of Regulation S-K.  Further, please confirm for us that the policy required by Item 404(b) is specific to transactions subject to Item 404(a) of Regulation S-K.

Response:  Our disclosure regarding related-person transactions at page 64 of our 2010 proxy statement indicates that related-person transactions are presented first to our Audit Committee and, if the Audit Committee determines that submission of the matter to the full Board is warranted, the matter is then presented to the full Board.  In future filings, we will include disclosure regarding the criteria that the Audit Committee considers in determining whether submission of a related-person transaction to our Board of Directors is warranted.  These criteria include the parties to the transaction, the size and the term of the transaction, and other criteria as the facts and circumstances require.

In future filings, we will also include discussion on how the Audit Committee and, if warranted, the Board, determines whether a transaction is a conflict of interest and is fair to us based on the specific facts and circumstances presented.  We confirm to you that the procedures disclosed regarding related-person transactions applies to transactions subject to disclosure under Item 404(a) of Regulation S-X.

ONEOK Partners, L.P.

H. Christopher Owings
August 31, 2010

22.	In future filings, please comply with the above comments, as applicable.

Response:  We will comply with the above comments as applicable in future filings of ONEOK Partners.

Form 10-K for the Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 88

Evaluation of Disclosure Controls and Procedures, page 88

23.
You state that your disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports you file under the Exchange Act is accumulated and communicated “to management of ONEOK Partners GP, including officers’ of ONEOK Partners, GP who are the equivalent of [y]our principal executive and principal financial officers.” Also, you state that under the supervision and with the participation of senior management, “including the Chief Executive Officer (Principal Executive Officer) and the Chief Financial Officer (Principal Financial Officer) of ONEOK Partners GP,” you evaluated your disclosure controls and procedures.  Please confirm, if true, that your disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports you file under the Exchange Act is accumulated and communicated to your principal executive and financial officers, who are also the Chief Executive Officer and Chief Financial Officer of ONEOK Partners GP, and that you evaluated your disclosure controls and procedures under the principal executive and financial officers, who are also the Chief Executive Officer and Chief Financial Officer of ONEOK Partners GP.

Response:  As discussed under “Partnership Structure” in Item 1 on page 5 of our Form 10-K for the year ended December 31, 2009, ONEOK Partners is managed under the direction of the Board of Directors of our sole general partner, ONEOK Partners GP.  ONEOK Partners GP is a wholly owned subsidiary of ONEOK.

Additionally, under the heading Employees on page 14, we discuss that ONEOK Partners does not directly employ any of the persons responsible for managing, operating or providing it with services related to its day-to-day business affairs.  ONEOK Partners has a service agreement with ONEOK, ONEOK Partners GP and NBP Services (the “Services Agreement”) under which its operations and the operations of ONEOK and its affiliates can combine or share certain common services in order to operate more efficiently and cost effectively.  Under the Services Agreement, ONEOK provides ONEOK Partners an equivalent type and amount of services that it provides to its other affiliates, including those services required to be provided pursuant to our Partnership Agreement.

Accordingly, the Principal Executive Officer and Principal Financial Officer of ONEOK Partners GP are the equivalent of the principal executive and principal financial officers

H. Christopher Owings
August 31, 2010

of ONEOK Partners in that they are providing those services to ONEOK Partners pursuant to the Services Agreement.

We confirm that our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is accumulated and communicated to the principal executive and financial officers of ONEOK Partners GP, who are providing services to us pursuant to the Services Agreement as our principal executive and financial officers, and that we evaluated our disclosure controls and procedures under the supervision and with the participation of the principal executive and financial officers of ONEOK Partners GP, who are providing services to us pursuant to the Services Agreement as our principal executive and financial officers.

24.	Further, please confirm for us that you will include the above disclosure in future filings.

Response:  We confirm that we will include the above disclosure in future filings.

Item 11. Executive Compensation, page 95

25.
In the second paragraph of this section, you refer your readers to the Compensation Discussion and Analysis section and other disclosure related to ONEOK, Inc.’s executive compensation in ONEOK, Inc’s 2010 definitive proxy statement on Schedule 14A.  However, it is not clear whether you are incorporating this information into your annual report.  In future filings, please either include all of ONEOK, Inc.’s Compensation Discussion and Analysis section in your annual report, with any appropriate changes tailored particularly for you, or incorporate by reference ONEOK, Inc.’s Compensation Discussion and Analysis section into your annual report.

Response:  In future filings, we will incorporate by reference ONEOK’s Compensation Discussion and Analysis into our annual report.

Form 10-Q for the Period Ended March 31, 2010

26.	In future filings, please comply with the above comments, as applicable.

Response:  In future filings, we will provide such disclosures as applicable.

                       *      *      *      *      *      *      *      *

ONEOK, Inc. and ONEOK Partners, L.P. each hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

H. Christopher Owings
August 31, 2010

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I hope this additional information is helpful to the review team.  Please contact me at (918) 588-7910, if you need clarification or additional information.

Sincerely,

/s/ Derek S. Reiners

Derek S. Reiners
Senior Vice President and Chief Accounting Officer